Press Release June 4, 2014 Page 1 / 21

Santiago, Chile, June 4, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended March 31, 2014. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of March 31, 2014 of Ch$550.62 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions (“SBIF”).

Financial Highlights

In 1Q 2014, Net Income attributable to shareholders totalled Ch$40,149million (Ch$0.1180 per share or US$0.3213 per ADR), reflecting a 39.2% increase when compared to 1Q 2013 (YoY). The main drivers for this quarter increase were: (i) the growing commercial activity in Chile; (ii) the positive impact of inflation rate in the local market; as well as (iii) full incorporation of Helm since 4Q 2013 and related adjustment to purchase price allocation (PPA) equation.

Total loans (excluding interbank and contingent loans) reached Ch$13,488.8 billion as of March 31, 2014, allowing CorpBanca to achieve a market share of 11.5%, an increase of 160.0.5bp YoY as compared to 1Q 2013 due to our focus shift towards increasing profitability and liquidity in Chile. CorpBanca continues to be the fourth largest private bank in Chile in terms of loans and deposits, and has closed the gap to the third ranked bank.  CorpBanca also ranks as the fifth largest private bank in Colombia.

During 1Q 2014:

Net operating profit increased by 93.3% YoY and decreased by 10.0% QoQ;

Mr. Fernando Massú, CEO
The results during the 1Q 2014 have far exceeded our expectations for the quarter and show a significant improvement compared to last year (YoY). 1Q 2014 results fully consolidated Helm Bank, although one-time integration costs partially offset the benefits of the acquisition.

Though we still are in the early stages of that integration process, on June 1st, 2014, the merger between Banco CorpBanca Colombia, as absorbing society, and Helm Bank as the absorbed entity was successfully formalized. As a result, CorpBanca Colombia ranks as the fifth largest bank in Colombia. Post -merger, CorpBanca Colombia will keep on working on technological and operational integration, which is expected to be accomplished during the second half of 2015. To date, all expected synergies coming from this merger have been reached as scheduled.

At the same time, we have been moving forward in application filings to the relevant regulators as part of the steps to follow to cement the pending merger with Banco Itaú Chile.

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Net provisions for loan losses increased by 39.85% YoY and increased by 13.5% QoQ; Total operating expenses increased by 79.4% YoY and decreased by 5.6% QoQ.
Another recent highlight was the reduction of related loans exposure in compliance with the Board of Directors and senior management guidelines. According to calculations based on new regulation enacted November 2013, total related parties loans (both by ownership and management) were Ch$414,925.2 million as of December 31, 2013. By the end of the 1Q 2014 this amount decreased by 27% to Ch$303,064.15. A further and significant decreased was registered in May 2014, as FIP Synergia fully paid its Ch$71,834.09 million obligation.

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General Information

Market Share

As of March 31, 2014, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (11.5% of market share on a consolidated basis and 7.2% of market share on an unconsolidated basis  taking into account just our operations in Chile).

During 3Q 2013, CorpBanca added US$5.3 billion in loans through the acquisition of Helm Bank, which contributed to our market share on a consolidated basis for the two last quarters. On the other hand, CorpBanca’s local market share remained on similar level in comparison to 4Q 2013 on an unconsolidated basis (taking into account just our operations in Chile), reflecting our focus on increasing profitability and liquidity in Chile.

Net Income (12 months trailing in millions of Chilean pesos)

Net Income for 1Q 2014 was Ch$40.2 billion.

The chart shows the trend in our 12 month trailing Net Income from December 31, 2006 through March 31, 2014. During this period, our Net Income for the 12 month trailing March 31, 2014 reached record levels of Ch$166,403 billion, resulting in a 33% increase YoY.

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RoAE – RoAA

We achieved an average annual return on equity (RoAE*) of 18.1% between December 2009 and March 2014.

Capital increases raised between 2011 and 2013 to fulfill our organic growth in Chile and our acquisitions in Colombia, totaling approximately US$1,570 million (+137.1%) impacted our RoAE since the third quarter of 2011.

* Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.

The following other items have also impacted our RoAA: (i) the increase in our corporate loans (with lower risk profiles and lower spreads than in our retail loans in 2011 and beginning of 2012);  (ii) the accrual of Banco Santander Colombia’s (now known as Banco CorpBanca Colombia) Net Income commencing in the second half of 2012 and of Helm Bank for 5 months during 2013 compared to a full year in 2014; and (iii) the higher UF variation observed in March 2014 (Δ+1.49% in 1Q 2013 vs. Δ+3.23% in 1Q 2014). CorpBanca’s 1Q 2014 performance was remarkable as a consequence of greater business diversification, which resulted in more stable revenue streams.

Risk Index (Loan loss allowances / Total loans)

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Consistent with one of our core strategies, CorpBanca has one of the lowest risk indexes (Loan loss allowances / Total loans) in the banking industry in Chile.  Specifically, as of March 31, 2014, CorpBanca had the lowest risk index in its Chilean loan portfolio (1.48%) and one of the lowest on a consolidated basis (2.29%) among the top eight Chilean banks representing more than 90% of market share in terms of total loans. (Source: SBIF).

NPL (%)

CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) in May 2012 and the acquisition of Helm Bank in August 2013. The chart illustrates how our consolidated NPL ratio compares to the industry average in Chile.

We believe that our risk management system and methodology enables us to identify risks and resolve potential problems on a timely basis and that we have significantly invested resources to improve the technology we use in order to manage risk.

BIS Ratio (%) – TIER I (%)

The increase of capital during 1Q 2013 improved the trend in our BIS ratio in 2013.  With the consolidation of Helm Bank’s risk weighted assets and the goodwill deduction, our BIS Ratio remained strong, reaching 12.7% in March 2014.

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Branches – ATM – Headcount

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of March 31, 2014, we operated 124 branch offices in Chile, which included 68 branches operating as CorpBanca and 56 branches operating as Banco Condell, our consumer finance division. In addition, as of March 31, 2014, we owned and operated 497 ATMs in Chile, and our customers had access to over 8,560 ATMs (including BancoEstado’s ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

CorpBanca Colombia’s distribution channel also provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of March 31, 2014, CorpBanca Colombia operated 80 branch offices and Helm Bank 86 branch offices in Colombia and owned and operated 115 and 67 ATMs respectively, while providing its customers with access to over 13,600 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s and Helm Bank’s branch systems serve as the main distribution network for our full range of products and services.

As of March 31, 2014, on a consolidated basis we had a headcount of 3,742 employees in Chile, 3,974 employees in Colombia and 26 employees in the United States.

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Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

Our consolidated Net Income attributable to shareholders reported in 1Q 2014 was Ch$40,149 million, a 39.2%, or Ch$11,310 million, increase from Ch$28,839 million in 1Q 2013. The main drivers for this quarter increase YoY were: (i) the growing commercial activity in Chile; (ii) the positive impact of inflation rate in the local market; as well as (iii) full consolidation of Helm since 4Q 2013 and related adjustments to purchase price allocation (PPA) equation.

As we mentioned in our last two quarterly reports, consolidated Net Income included results of Helm Bank since August 6, 2013. The recognition of the results was gradual, and reflected CorpBanca’s ownership interest in Helm Bank at different times during the month of August (ownership of 51.6% of Helm Bank as of August 6, 2013 and an additional 35.8% as of August 29, 2013, totalling an 87.4% equity interest). This equity interest increased to 99.7% during January 2014 after a successful public tender offer by CorpBanca Colombia to repurchase all of the outstanding non-voting preferred shares of Helm Bank.

The following table set forth the components of our net income for the quarters ended March 31, 2014 and 2013 and December 31, 2013:

II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents separately the results generated in Chile and Colombia for the 1Q 2014 to show the impact of the Colombian operation on the consolidated results of CorpBanca. Is important to highlight that the financial statements of CorpBanca Chile include some expenses associated with our Colombian operations, particularly: (i) interest expenses in connection with the part of the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) that was not financed with equity; (ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition and in the acquisition of Helm Bank; and (iii) impacts in connection with our fiscal hedge (used for coverage of the tax effects of the total investment in Colombia).

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These adjusted results for 1Q 2014 allow the separation of the Chilean results from any impact related to the acquisition of Banco Santander Colombia (today Banco CorpBanca Colombia) on May 2012 and of Helm Bank on August 2013. The adjusted 1Q 2014 results presents, in our opinion, an unbiased result achieved in Chile:

Our operation in Colombia generated Ch$62,657 million of Adjusted Net Income, while our Chilean operation generated Ch$87,577 million in 1Q 2014.

These figures show that greater business diversification in Chile and the acquisitions in Colombia have been resulted in an increasing revenue stream.

Consolidated Net Operating Profits before Loan Losses

Our net operating income increased by Ch$103,830 million in 1Q 2014 YoY, equivalent to a 85.3% growth rate. Our operations in both Chile and Colombia increased revenue generation, reflecting the second full quarter of Helm’s operation being consolidated. This increase included Ch$63,345 million attributable to the consolidation of Helm Bank, and Ch$33,122 million attributable to an increase in net operating income in our Chilean operations.

Consolidated Net interest income

Our net interest income was Ch$150,234 million in 1Q 2014, an increase of 83.0% as compared to Ch$82.074 million for the same period in 2013 and an increase of 1.8% QoQ in comparison to 4Q 2013. The YoY and QoQ increase in net interest income was primarily the result of the consolidation of Helm Bank following its acquisition in August 2013.

The increase in our interest income was higher than the increase in our total interest-earning assets, reflecting the positive variation in the UF of 1.28% vs. 0.13% in 1Q 2014 and 4Q 2013, respectively. Net interest margin (net interest income divided by average interest-earning assets) increased from 2.83% to 4.10% from 1Q 2013 to 1Q 2014. Our twelve months trailing net interest margin trend was also positive, increasing from 2.4% as of March 31, 2013 to 3.1% as of March 31, 2014. During the first quarter of 2014, the Central Bank of Chile reduced its monetary policy interest rate from 4.50% to 4.00%. At the same time, inflation rates and its effects on results through the Unidad de Fomento variation were higher in 1Q 2014 compared to 1Q 2013 (3.23% versus 1.49%) as well as in the fourth quarter compared to third quarter (0.946% versus 1.043%).

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Consolidated Fees and income from services

Our net service fee income for 1Q 2014 was Ch$32,270 million, representing a 42.9% increase when compared to Ch$22,577 million obtained in 1Q 2013. The increase was primarily the result of the consolidation of Helm Bank, partially offset by a decrease in net fee and commission income QoQ due to financial advisory service income volatility.

Consolidated Trading and investment

Net trading activities increased by Ch$21,082 million, or 156.2%, QoQ to Ch$34,580 million for 1Q 2014 from Ch$13,498 million in 4Q2013. This increase is mainly due to:

i.
an increase of Ch$20,603 million in financial operations from CorpBanca Chile, mostly related to trading derivatives performance (client and non-client driven) that was offset by Ch$23,844 million in losses from foreign exchange rate, particularly during January 2014 .

ii.	an increase of Ch$11,664 million in financial operations and Ch$4.461 million profits from exchange rate from Helm Bank,.

iii.
an increase of Ch$9,529 million in financial operations from CorpBanca Colombia related to the fiscal hedge linked to CorpBanca’s investment in that country valuated in U.S. dollars for Chilean tax purposes. That increase was partially offset by Ch$1.331 million losses from foreign exchange rate.

A significant number of derivatives are client-driven or derivatives used in order to either achieve economic hedges or accounting hedges.

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Consolidated Provisions for loan losses (for Commercial and Retail loans) (1)

Expenses from provisions for loan losses increased by 13.5% QoQ to Ch$28,856 million in 1Q 2014 compared to Ch$25,419 million in 4Q 2013, due to higher provisions by CorpBanca Colombia explained by an increase in corporate loans sale.

The Ch$8,525 YoY increase in loan loss provision expenses resulted from: (i) the incorporation of Helm Bank since August 2013; (ii) an increase in provisions in our consumer loan portfolio; and (iii) adjustments for the homogenization in the treatment of our commercial loan portfolio.

Consolidated Operating expenses

Operating expenses decreased by Ch$6,570 million QoQ, or 5.6%, from Ch$117,968 million in 4Q 2013. The increase in operating expenses from Ch$62,112 million in 1Q13 to Ch$111,398 million in 1Q2014 was primarily the result of the consolidation of Helm Bank in 3Q 2013, which accounted for 58.2% of the increase in consolidated expenses.

Of this figure, Ch$14,667 million corresponded to the expenses of our Chilean operation, primarily higher bonus provision, as well as higher salaries expenses due to growing commercial activity.

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III) Consolidated Assets and liabilities

Consolidated Loan portfolio (1)
	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Mar-14	Dec-13	Mar-13	Mar-14/Mar-13	Mar-14/Dec-13
Wholesale lending	9,656,249	9,401,622	7,433,704	29.9%	2.7%
Chile	5,906,063	5,844,610	6,322,723	-6.6%	1.1%
Commercial loans	5,024,779	4,979,727	5,480,390	-8.3%	0.9%
Foreign trade loans	478,126	459,074	436,196	9.6%	4.2%
Leasing and Factoring	403,158	405,809	406,137	-0.7%	-0.7%
Colombia	3,750,186	3,557,012	1,110,981	237.6%	5.4%
Commercial loans	3,222,255	3,060,167	1,110,457	190.2%	5.3%
Foreign trade loans	-	-	-	-	-
Leasing and Factoring	527,931	496,845	524	100650.2%	6.3%
Retail lending	3,832,577	3,684,043	2,660,624	44.0%	4.0%
Chile	2,134,268	2,064,003	1,889,470	13.0%	3.4%
Consumer loans	534,178	522,513	480,916	11.1%	2.2%
Residential mortgage loans	1,600,090	1,541,490	1,408,554	13.6%	3.8%
Colombia	1,698,309	1,620,040	771,154	120.2%	4.8%
Consumer loans	1,214,931	1,157,227	616,385	97.1%	5.0%
Residential mortgage loans	483,378	462,813	154,769	212.3%	4.4%
TOTAL LOANS	13,488,826	13,085,665	10,094,328	33.6%	3.1%
Chile	8,040,331	7,908,613	8,212,193	-2.1%	1.7%
Colombia	5,448,495	5,177,052	1,882,135	189.5%	5.2%
(1) Contingent loans under IFRS are not considered part of the Loan portfolio.

Our total loans increased by 28.8%, or Ch$3,394 billion, YoY from Ch$10,094 billion to Ch$13,489 billion, reflecting the consolidation of Helm Bank, as well as higher commercial activity in CorpBanca Colombia. On the other hand,  the growth rate in our loan portfolio in Chile (primarily wholesale banking) slowed, reflecting a shift in our priorities  to strengthen and enhance our business relationship with our clients to improve profitability during 1Q 2014.

Our wholesale lending increased 29.9%, or Ch$3,222.5 billion, YoY and increased 2.7%, or Ch$254.6 billion, QoQ, due to the acquisition of Helm Bank in Colombia and the growing corporate sales in Colombia during 1Q 2014.

Our retail lending increased 44.0%, or Ch$1,171.9 billion, YoY and increased 4.0%, or Ch$148.5 billion, QoQ primarily due to the acquisition of Helm Bank in Colombia and an increase in mortgage sales in Chile during the 1Q2014.

Consolidated Securities Portfolio

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Mar-14	Dec-13	Mar-13	Mar-14/Mar-13	Mar-14/Dec-13
Trading investments	695,977	431,683	251,527	176.7%	61.2%
Available-for-sale investments	885,733	889,087	892,798	-0.8%	-0.4%
Held-to-maturity investments	258,754	237,522	116,439	122.2%	8.9%
Total Financial Investments	1,840,464	1,558,292	1,260,764	46.0%	18.1%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.
Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. We currently have a small portfolio of held-to-maturity investments. All other investment instruments are

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considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our total financial investments portfolio increased by 46.0%, or Ch$579.7 billion, YoY and increased by 18.1%, or Ch$282.1 billion, QoQ. The YoY increase reflects a 176.7% increase in our trading investments, primarily as a result of the consolidation of Helm Bank.

Consolidated Funding strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Mar-14	Dec-13	Mar-13	Mar-14/Mar-13	Mar14/Dec-13
Demand deposits	3,837,915	3,451,383	1,318,360	191.1%	11.2%
Time deposits and saving accounts	7,708,429	7,337,703	6,638,416	16.1%	5.1%
Investments sold under repurchase agreements	504,865	342,445	247,066	104.3%	47.4%
Mortgage finance bonds	111,390	118,489	139,416	-20.1%	-6.0%
Bonds	1,543,989	1,521,952	1,413,184	9.3%	1.4%
Subordinated bonds	870,188	774,116	752,473	15.6%	12.4%
Interbank borrowings	16,527	16,807	18,658	-11.4%	-1.7%
Foreign borrowings	1,387,146	1,273,840	924,108	50.1%	8.9%

Our current funding strategy is to use all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). As of March 31, 2013, we have outstanding senior bonds in the aggregate amount of Ch$1,413.2billion and outstanding subordinated bonds in the aggregate amount of Ch$752.5 billion.

On July 24, 2012, we entered into a US$174.4 million amended and restated senior unsecured syndicated term loan facility with Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.

During 2013, CorpBanca deepened its strategic objective of diversifying its sources of funding, in order to strengthen its ability to react to funding liquidity risk events and lower market relevance of institutional investors as a source of funds. On January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. As CorpBanca has been growing at a slower pace than in previous periods in order to enhance business relationship with our clients and improve our profitability, this issuance has allowed us to reduce deposits and at the same time to be less dependent on institutional investors. This strategy allowed the bank to partly offset the temporary increase on our cost of funding during 3Q 2013.

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Consolidated Shareholders’ Equity

As of March 31, 2014, CorpBanca was the fourth largest private bank in Chile, based on equity1 (Ch$1,443.0 billion and US$2,620.7 billion as of March 31, 2014). After a capital increase of 47,000,000,000 common shares during 1Q 2013, we had 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$2,195.0 billion, US$3,986.4 million, (based on a share price of Ch$6.449 pesos per share) as of March 31, 2014.

(i) On January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile; (ii) on February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga SpA, and CorpGroup Inversiones Bancarias Ltda.; and (iii) on February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a pre-emptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

The acquisition of Helm Bank in Colombia resulted in an equity revaluation, reflected in an 8.2% increase in the equity base during the third quarter 2013.

IV) Ownership structure and share performance

Ownership structure

As of March 31, 2014, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

 1 Shareholders’ equity = Equity excluding net income and provisions for mandatory dividends.

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ADR price evolution and local share price evolution

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Market capitalization	US$3,986.4 million
P/E (LTM)	13.19
P/BV (12/30/2013)	1.24
Dividend yield*	4.1%

* Based on closing price on the day the dividend payment was announced

Dividends

The following table shows dividends per share distributed during the past five years:

CorpBanca paid its annual dividend of Ch$0.2597360038/share in Chile on March 13th, 2014, equivalent to a payout ratio of 57% and to a dividend yield of 4.1%, as well as an increase of 47.2% compared to the dividend paid in 2013.

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V) Credit risk ratings

International credit risk ratings

On a global scale, CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

On January 31, 2014, Moody´s Investors Service changed the rating review direction to 'possible upgrade', from 'review for downgrade', on the long and short term ratings of CorpBanca. On placing the ratings of CorpBanca on 'review for upgrade', Moody’s noted the benefits a change of control with respect to the merged bank could have on CorpBanca’s funding flexibility, margins, and capital.

Moody´s	Rating
Long-term foreign currency deposits	Baa3
Short-term fforeign currency deposits	Prime-3
Bank financial strength	D+
Outlook	Review for upgrade

On January 30, 2014, Standard & Poor´s Ratings Services placed CorpBanca 'BBB/A-2' on 'Watch Developing' following the announcement of the merger agreement with Itaú Chile. The creditwatch developing listing reflected the potential impact of the merger on the ratings of CorpBanca and S&P’s assessment of Itaú- CorpBanca’s capital, business position, funding and liquidity, and the nature and strength of external support (either from government or group support) that this new entity may receive.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Developing

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, by International Credit Rating Chile (ICR) and by Humphreys.

On January 30, 2014, Feller Rate affirmed the ratings on CorpBanca following the announcement of the merger agreement with Itaú Chile. The Outlook was confirmed as 'Stable', reflecting Feller Rate’s assessment that both banks will be successful in the integration process and that the new bank will benefit from (i) a strengthen competitive position, both local and regional, and (ii) significant synergies in the medium term.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On February 4, 2014, ICR affirmed CorpBanca’s 'AA' ratings on long term debt, 'AA-' rating on subordinated debt, 'Nivel 1+' on short term deposits and 'Primera Clase Nivel 1' rating on shares. At the same time, ICR changed its outlook to 'Developing' from 'Negative', reflecting that fact that the merger between CorpBanca and Itaú Chile is still subject to regulatory and shareholders’ approval.

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ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Developing

In August 21, 2013, Humphreys affirmed 'AA-' ratings on long term deposit and senior unsecured debt,  'Nivel 1+' ratings on short term deposit and 'A+' ratings on long term subordinated debt. At the same time, Humphreys changed its outlook to 'Positive' from 'Developing' following the announcement of the merger announcement between CorpBanca and Itaú Chile.

Humphreys	Rating
Long-term issuer credit rating	AA-
Senior unsecured bonds	AA-
Subordinated bonds	A+
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

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VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Mar-14	Mar-14	Dec-13	Mar-13	Mar-14/Mar-13	Mar-14/Dec-13
	US$ths	Ch$mn

Interest income	566,271	311,800	302,618	209,256	49.0%	3.0%
Interest expense	(293,426)	(161,566)	(154,997)	(127,182)	27.0%	4.2%
Net interest income	272,845	150,234	147,621	82,074	83.0%	1.8%

Fee and commission income	77,233	42,526	47,443	28,098	51.3%	-10.4%
Fee and commission expense	(18,626)	(10,256)	(8,095)	(5,521)	85.8%	26.7%
Net fee and commission income	58,607	32,270	39,348	22,577	42.9%	-18.0%

Net income from financial operations	87,169	47,997	43,614	6,201	674.0%	10.0%
Foreign exchange profit (loss), net	(24,367)	(13,417)	(18,200)	7,297	-	-26.3%
Total financial transactions, net	62,802	34,580	25,414	13,498	156.2%	36.1%
Other operating income	15,306	8,428	29,984	3,533	138.6%	-71.9%
Net operating profit before loan losses	409,560	225,512	242,367	121,682	85.3%	-7.0%

Provision for loan losses (1)	(55,274)	(30,435)	(25,540)	(20,770)	46.5%	19.2%

Net operating profit	354,286	195,077	216,827	100,912	93.3%	-10.0%

Personnel salaries and expenses	(95,120)	(52,375)	(52,001)	(29,732)	76.2%	0.7%
Administrative expenses	(84,772)	(46,677)	(49,945)	(24,742)	88.7%	-6.5%
Depreciation and amortization	(22,422)	(12,346)	(16,022)	(7,638)	61.6%	-22.9%
Impairment	-	-	-	-	-	-
Operating expenses	(202,314)	(111,398)	(117,968)	(62,112)	79.4%	-5.6%
Other operating expenses	(13,505)	(7,436)	(10,426)	(4,125)	80.3%	-28.7%
Total operating expenses	(215,819)	(118,834)	(128,394)	(66,237)	79.4%	-7.4%
Operating income	138,468	76,243	88,433	34,675	119.9%	-13.8%

Income from investments in other companies	950	523	210	592	-11.7%	149.0%
Income before taxes	139,417	76,766	88,643	35,267	117.7%	-13.4%

Income tax expense	(53,772)	(29,608)	(28,896)	(5,699)	419.5%	2.5%

Net income from ordinary activities	85,645	47,158	59,747	29,568	59.5%	-21.1%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(12,729)	(7,009)	(5,364)	(729)	861.5%	30.7%
Net income attributable to shareholders	72,916	40,149	54,383	28,839	39.2%	-26.2%

(1) Includes Provision for Contingent loans and net of loan loss recoveries.

Press Release June 4, 2014 Page 19 / 21

VII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Mar-14	Mar-14	Dec-13	Mar-13	Mar-14/Mar-13	Mar-14/Dec-13
	US$ths	Ch$mn
Assets
Cash and deposits in banks	2,083,306	1,147,110	911,088	571,850	100.6%	25.9%
Unsettled transactions	912,907	502,665	112,755	208,761	140.8%	345.8%
Trading investments	1,263,988	695,977	431,683	251,527	176.7%	61.2%
Available-for-sale investments	1,608,610	885,733	889,087	892,798	-0.8%	-0.4%
Held-to-maturity investments	469,932	258,754	237,522	116,439	122.2%	8.9%
Investments under resale agreements	415,107	228,566	201,665	189,988	20.3%	13.3%
Financial derivatives contracts	966,489	532,168	376,280	250,915	112.1%	41.4%
Interbank loans, net	612,106	337,038	217,944	239,188	40.9%	54.6%
Loans and accounts receivable from customers	24,497,519	13,488,824	13,085,662	10,094,327	33.6%	3.1%
Loan loss allowances	(560,261)	(308,491)	(307,878)	(170,361)	81.1%	0.2%
Loans and accounts receivable from customers, net of loan loss allowances	23,937,260	13,180,334	12,777,785	9,923,967	32.8%	3.2%
Investments in other companies	28,214	15,535	15,465	5,815	167.2%	0.5%
Intangible assets	1,549,555	853,216	836,922	457,457	86.5%	1.9%
Property, plant and equipment	178,566	98,322	98,242	62,830	56.5%	0.1%
Current taxes	-	-	-	-	-	-
Deferred taxes	170,767	94,028	92,932	40,190	134.0%	1.2%
Other assets	694,691	382,511	290,678	128,311	198.1%	31.6%
Total Assets	34,891,497	19,211,956	17,490,047	13,340,035	44.0%	9.8%

Liabilities
Deposits and other demand liabilities	6,970,170	3,837,915	3,451,383	1,318,360	191.1%	11.2%
Unsettled transactions	817,480	450,121	57,352	172,227	161.4%	684.8%
Investments sold under repurchase agreements	916,903	504,865	342,445	247,066	104.3%	47.4%
Time deposits and other time liabilities	13,999,544	7,708,429	7,337,703	6,638,416	16.1%	5.1%
Financial derivatives contracts	827,752	455,777	281,583	184,648	146.8%	61.9%
Interbank borrowings	2,519,845	1,387,477	1,273,840	925,658	49.9%	8.9%
Issued debt instruments	4,586,769	2,525,567	2,414,557	2,305,073	9.6%	4.6%
Other financial liabilities	29,414	16,196	16,807	17,108	-5.3%	-3.6%
Current taxes	81,210	44,716	45,158	9,285	381.6%	-1.0%
Deferred taxes	335,662	184,822	179,467	107,341	72.2%	3.0%
Provisions	233,330	128,476	187,206	78,057	64.6%	-31.4%
Other liabilities	365,811	201,423	185,507	62,014	224.8%	8.6%
Total Liabilities	31,683,891	17,445,784	15,773,008	12,065,253	44.6%	10.6%
Equity
Capital	1,419,416	781,559	781,559	781,559	0.0%	0.0%
Reserves	936,433	515,619	515,618	424,728	21.4%	0.0%
Valuation adjustment	(1,756)	(967)	(23,422)	(57,550)	-98.3%	-95.9%
Retained Earnings:
Retained earnings or prior periods	230,159	126,730	60,040	60,040	111.1%	111.1%
Income for the period	72,916	40,149	155,093	28,839	39.2%	-74.1%
Minus: Provision for mandatory dividend	(36,459)	(20,075)	(77,547)	(14,420)	39.2%	-74.1%
Attributable to bank shareholders	2,620,709	1,443,015	1,411,341	1,223,196	18.0%	2.2%
Non-controlling interest	586,897	323,157	305,698	51,586	526.4%	5.7%
Total Equity	3,207,606	1,766,172	1,717,039	1,274,782	38.5%	2.9%
Total equity and liabilities	34,891,497	19,211,956	17,490,047	13,340,035	44.0%	9.8%

Press Release June 4, 2014 Page 20 / 21

VIII) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

As of and for the three months ended				
	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14
Capitalization					
TIER I (Core capital) Ratio(4)	10.63%	10.33%	9.14%	9.37%	9.03%
BIS Ratio(4)	14.76%	14.15%	13.10%	13.43%	12.73%
Shareholders' equity / Total assets	9.56%	9.33%	9.99%	9.82%	9.19%
Shareholders' equity / Total liabilities	10.57%	10.29%	11.10%	10.89%	10.12%
Asset quality					
Risk Index (Loan loss allowances / Total loans)	1.69%	1.69%	2.35%	2.35%	2.29%
Prov. for loan losses / Avg. total loans(1)	0.82%	0.78%	1.19%	0.78%	0.92%
Prov. for loan losses / Avg. total assets(1)	0.62%	0.59%	0.89%	0.59%	0.66%
Prov. for loan losses / Net operating profit before loans losses	17.1%	12.6%	19.4%	10.5%	13.5%
Prov. for loan losses / Net income	70.2%	45.4%	102.2%	42.7%	64.5%
PDL / Total loans(5)	0.48%	0.40%	0.52%	0.47%	0.46%
Coverage PDL´s	350.7%	419.4%	430.7%	497.5%	498.4%
NPL / Total loans(6)	1.16%	1.07%	1.21%	1.12%	1.04%
Coverage NPL´s	147.85%	161.61%	193.98%	213.44%	222.75%
Profitability					
Net interest income / Avg. interest-earning assets(1)(2) (NIM)	2.83%	3.15%	4.28%	4.09%	4.10%
Net operating profit before loan losses / Avg. total assets(1)	3.62%	4.67%	4.59%	5.56%	4.92%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	4.20%	5.60%	5.58%	6.72%	6.15%
RoAA (before taxes), over Avg. total assets(1)	1.05%	1.83%	1.15%	2.03%	1.67%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	1.22%	2.20%	1.40%	2.46%	2.09%
RoAE (before taxes)(1)(3)	13.8%	20.6%	13.0%	23.1%	19.2%
RoAA, over Avg. total assets(1)	0.88%	1.30%	0.87%	1.37%	1.03%
RoAA, over Avg. interest-earning assets(1)(2)	1.02%	1.56%	1.06%	1.66%	1.29%
RoAE(1)(3)	10.50%	13.81%	7.62%	13.08%	9.49%
Efficiency					
Operating expenses / Avg. total assets(1)	1.85%	2.11%	2.42%	2.71%	2.43%
Operating expenses/ Avg. total loans(1)	2.45%	2.80%	3.23%	3.62%	3.35%
Operating expenses / Operating revenues	51.0%	45.1%	52.6%	48.7%	49.4%
Market information (period-end)					
Diluted Earnings per share before taxes (Ch$ per share)	0.1036	0.1843	0.1326	0.2604	0.2255
Diluted Earnings per ADR before taxes (US$ per ADR)	0.3294	0.5442	0.3943	0.7421	0.6144
Diluted Earnings per share (Ch$ per share)	0.0847	0.1284	0.0827	0.1598	0.1180
Diluted Earnings per ADR (US$ per ADR)	0.2693	0.3793	0.2461	0.4553	0.3213
Total Shares Outstanding (Thousands)(4)	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2
Peso exchange rate for US$1.0	471.89	507.89	504.22	526.41	550.62
Quarterly UF variation	0.13%	-0.07%	1.04%	0.94%	1.28%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 21013, respectively, the bank increased its capital base.
(5) PDL: Past due loans; all installments that are more than 90 days overdue.
(6) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release June 4, 2014 Page 21 / 21

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) CorpBanca and Itaú Unibanco may be unable to obtain shareholder approvals required for the merger; (2)  CorpBanca and Itaú Unibanco may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause CorpBanca and Itaú Unibanco to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of CorpBanca and Itaú Unibanco, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what CorpBanca and Itaú Unibanco expect; (8) the businesses of CorpBanca and Itaú Unibanco may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect CorpBanca and Itaú Unibanco; and (10) CorpBanca and Itaú Unibanco may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com